FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

February 17, 2010

Item 3

News Release

Issued February 17, 2010 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, CANADA, February 17, 2010 – Dynamotive Energy Systems Corp. (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, today announced that its Board of Directors has decided to formally explore certain strategic alternatives available to the Company.  Dynamotive Chief Executive Officer, Andrew Kingston, said the Board has authorized the engagement of Cascadia Capital, an investment banking firm, as its financial advisor to assist the Company in exploring strategic alternatives that could include a possible commercial joint venture or partnerships, all with the view of maximizing shareholder value.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, CANADA, February 17, 2010 – Dynamotive Energy Systems Corp. (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, today announced that its Board of Directors has decided to formally explore certain strategic alternatives available to the Company.  Dynamotive Chief Executive Officer, Andrew Kingston, said the Board has authorized the engagement of Cascadia Capital, an investment banking firm, as its financial advisor to assist the Company in exploring strategic alternatives that could include a possible commercial joint venture or partnerships, all with the view of maximizing shareholder value.

"In light of the recent accelerated activity in the biomass to energy market, from project proliferation to technology scale ups and consolidation throughout the supply chain, as well as recent expressions of interest by third parties in possible transactions with the company, it is now appropriate to initiate an external process to formally explore strategic alternatives," stated Andrew Kingston.

The Company said, it does not intend to disclose developments regarding the review of strategic alternatives, other than the retention of its investment bank, Cascadia Capital, unless and until an agreement has been reached.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

February 17, 2010

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

          News Release: February 17, 2010

Renewable Energy Technology Company Dynamotive Energy Systems Considers Possible Joint Ventures / Commercial Partnerships

VANCOUVER, CANADA, February 17, 2010 – Dynamotive Energy Systems Corp. (OTCBB: DYMTF), a leader in second generation biomass-to-biofuel technology, today announced that its Board of Directors has decided to formally explore certain strategic alternatives available to the Company.  Dynamotive Chief Executive Officer, Andrew Kingston, said the Board has authorized the engagement of Cascadia Capital, an investment banking firm, as its financial advisor to assist the Company in exploring strategic alternatives that could include a possible commercial joint venture or partnerships, all with the view of maximizing shareholder value.

"In light of the recent accelerated activity in the biomass to energy market, from project proliferation to technology scale ups and consolidation throughout the supply chain, as well as recent expressions of interest by third parties in possible transactions with the company, it is now appropriate to initiate an external process to formally explore strategic alternatives," stated Andrew Kingston.

The Company said, it does not intend to disclose developments regarding the review of strategic alternatives, other than the retention of its investment bank, Cascadia Capital, unless and until an agreement has been reached.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the Company's website www.dynamotive.com.

About Cascadia

Cascadia Capital is an independent, national investment bank located in Seattle.  Founded in 2000, Cascadia provides corporate finance and m&a services to companies in the following sectors:

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Sustainable Industries, including clean technology and renewable energy,

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Information Technology, including cloud storage, governance, risk and compliance and internet and new media

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Middle Market, including business services, consumer products, retail, food and beverage

For more information on Cascadia, please visit www.cascadiacapital.com.

Contacts:

Email: news@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.